DOCUMENT
TYPE SC 13D/A
<SEQUENCE>1
<FILENAME>g13pksb.txt
DESCRIPTION 13D/A
TEXT
SUBMISSION:
TYPE:  SC 13D/A
FILING DATE:  20090805

COMPANY DATA:
CONFORMED NAME:  North Star Investment Management Corp.
CIK:  0001342857
CCC:  o5qvo*kx
IRS NUMBER: 36-4467498
STATE OF INCORPORATION:  DE
FISCAL YEAR END:  1231

FILING VALUES:
FORM TYPE:  SC 13D/A
ACT:  34

SUBMISSION CONTACT:
NAME:  . Peter G. Contos II
PHONE: 312-580-1056

BUSINESS ADDRESS:
STREET1:  20 N. Wacker Drive, Suite 1416
CITY:  Chicago
STATE:  IL
ZIP:  60606

                             UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549
                             SCHEDULE 13D/A
                Under the Securities Exchange Act of 1934

                       HIGHBURY FINANCIAL, INC.
                           (Name of Issuer)

                             Common Stock
                    (Title of Class of Securities)

                               42982Y109
                            (CUSIP NUMBER)

                               0001335249
			  (CENTRAL INDEX KEY)

		  	       DELAWARE
		       (STATE OF INCORPORATION)

			      DECEMBER 31
			   (FISCAL YEAR END)


                       6282 INVESTMENT ADVICE
		 (STANDARD INDUSTRIAL CLASSIFICATION)

			       20-3187008
        		      (IRS NUMBER)

	         	    August 05,2009
	(Date of Event Which Require Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes).

CUSIP NO.   42982Y109

                                Amendment No. 1
                                SCHEDULE 13D/A


1. NAME OF REPORTING PERSON & I.R.S. IDENTIFICATION NO.

   NORTH STAR INVESTMENT MANAGEMENT CORP. I.R.S. 36-4467498

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                    (a) [   ]
N/A                 (b) [   ]

3. SEC USE ONLY

4. SOURCE OF FUNDS
INVESTMENT ADVISORY ACCOUNTS

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS  2(d) or 2(e)       [  ]

6. CITIZENSHIP OF PLACE OR ORGANIZATION

   UNITED STATES OF AMERICA

NUMBER OF        7.    SOLE VOTING POWER         842,875(a)
SHARES
BENEFICIALLY     8.    SHARED VOTING POWER         0
OWNED BY
EACH             9.    SOLE DISPOSITIVE POWER    842,875
REPORTING
PERSON WITH	10.   SHARED DISPOSITIVE POWER     0

11. AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON

   842,875

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*      [  ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

 9.24%

14. TYPE OF REPORTING PERSON*	IA

(a) A letter, dated August 5, 2009 was sent from North Star Investment Management Corp. to Highbury Financial Inc. via Express Delivery:-

August 5, 2009

Mr. Bruce Cameron
Mr. Richard S. Foote
Mr. Hoyte Ammidon
Mr. Theodore M. Leary Jr.
Mr. Aidan J. Riordan

Highbury Financial Inc.
C/o Berkshire Capital Securities LLC
535 Madison Avenue, 19th Floor
New York, New York 10022

Dear Board of Directors:

North Star Investment Management, Inc. has been a shareholder of Highbury Financial, Inc. (Highbury) since October 2006, when we first recognized the value of Aston Asset Management.
We presently are one of Highburys largest owners. We believe that it is important for us to voice our opinion in regards to recent events of the company and to outline our preferred strategic direction for the company.

We are concerned that Highburys Board amended the companys bylaws without good reason, even though the bylaws had adequately served shareholders and the company since its inception. The amendments limit shareholders ability to call or postpone annual or special meetings, lengthen the advance notice requirements for shareholder proposals and director nominations, and require a two-thirds majority of shareholder votes to amend the bylaws. We believe these unnecessary changes were made with the objective of entrenching the management team and Board of Directors. These maneuvers call into question the independence of Highburys Chairman of the Board Bruce Cameron, as well as fellow Board members and Berkshire Capital insiders Hoyt Ammidon and Aidan J. Riordan.

In addition, managements recent decision to purchase 2,804,200 out-of-the-money warrants at a cost of $1,402,100 seems like a poor use of shareholder capital. We eagerly await an explanation of the rationale behind this transaction. Whereas we encouraged Highburys Chief Executive Officer Richard Foote to buy back common stock last winter when the shares were trading at a bargain basement price, this recent warrant purchase at a huge premium to the market is baffling.

We believe that the sand in the hour glass has run out on the companys original acquisition strategy, and that no further, deal costs, should be incurred. Instead the focus should shift solely to building on the strength of the Aston Asset Management business. We further propose that Highburys Board should be reconstituted such that representatives from the largest shareholders have a majority of the seats. Recent filings from Peerless Systems Corporation and Talon Asset Management, LLC echo similar sentiments. As such, we encourage the Highbury Board to give our requests immediate consideration.

Respectfully,

By: /s/ Eric Kuby					By: /s/Peter Gottlieb
Chief Investment Officer        			       President


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 05, 2009


NORTH STAR INVESTMENT MANAGEMENT CORP.

By:  /S/ PETER D. GOTTLIEB
----------------------------------
PETER D. GOTTLIEB, President & CEO

By:  /S/ PETER G. CONTOS II
----------------------------------
PETER G. CONTOS II
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